EXHIBIT 99.1

Costamare Inc. Announces 2026 Annual Meeting of Stockholders

MONACO, July 13, 2026 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held virtually on Tuesday, October 6, 2026.

Stockholders of record of the Company’s common stock at the close of business on Tuesday, August 11, 2026 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof. The notice of the annual meeting and the Company’s proxy statement will be sent to stockholders of record on or around Wednesday, August 12, 2026.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 69 containerships, with a total capacity of approximately 520,000 TEU. The Company also has 22 newbuild containerships under construction and has agreed to acquire two secondhand containerships with a total capacity of approximately 152,600 TEU. The Company also participates in a leasing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com